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                 April 18, 2024

       Lior Tal
       Chief Executive Officer
       Cyngn Inc.
       1015 O   Brien Dr.
       Menlo Park, CA 94025

                                                        Re: Cyngn Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 12,
2024
                                                            File No. 333-278671

       Dear Lior Tal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-
       3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Marcelle S. Balcombe